PURE GOLD MINERALS INC. T.PUG

04045760

82-3520 SUPPL

October 15, 2004

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Toronto Stock Exchange

(via SEDAR)

Dear Mesdames/Sirs,

Corporation: **Pure Gold Minerals Inc.**
Mailing Date: **October 15, 2004**

Pursuant to National Instrument No. 54-101 – Shareholder Communications, we wish to confirm that on the captioned mailing date, the enclosed material listed below was sent by prepaid mail to those shareholders who have requested in writing to be placed on a supplemental mailing list for the receipt of quarterly financial statements.

- Quarterly Report - for 1st quarter ended August 31, 2004.

Yours truly,

PURE GOLD MINERALS INC.

Debra Watkins
Corporate Administrator

dlw 10/27

cc: ***Securities and Exchange Commission - Washington***
Fraser, Milner, Casgrain – Heather Zordel
Dale, Matheson, Carr-Hilton, Labonte
Computershare Investor Services Inc. – Bernadette Villarica

1255 West Pender Street Vancouver, B.C., V6E 2V1
Tel.: (604) 687-2038 Fax. (604) 687-3141

PURE GOLD MINERALS INC. T.PUG

October 15, 2004

BY SEDAR

NOTICE TO READER

To the Shareholders of
Pure Gold Minerals Inc.

The attached financial statements have been prepared by Management of Pure Gold Minerals Inc. and have not been reviewed by the auditor of Pure Gold Minerals Inc.

Yours truly,

PURE GOLD MINERALS INC.

(signed) "Donald R. Sheldon"

Donald R. Sheldon
President

1255 West Pender Street, Vancouver, B.C., V6E 2V1
Telephone No. (604) 687-2038 / Fax No. (604) 687-3141

PURE GOLD
MINERALS INC. T.PUG

Interim Financial Statements for the Three Months Ended August 31, 2004

(Unaudited)

1255 West Pender Street
Vancouver, BC
V6E 2V1
Tel: (604) 687-2038 / Fax: (604) 687-3141

Web site: *www.puregold.ca*

PURE GOLD MINERALS INC.
CONSOLIDATED BALANCE SHEETS
August 31, 2004 and May 31, 2004
(Unaudited)

	Aug 31 2004	May 31 2004
ASSETS		
Current Assets		
Cash	$ 484,806	$ 759,168
GST receivable	22,674	14,495
Marketable securities	128,356	136,120
Due from related parties	18,417	4,463
Prepaid expenses	13,750	6,995
	668,003	921,241
Property Plant and Equipment	62,641	61,889
Resource Property Interests (Note 3)	3,831,081	3,672,735
	$ 4,561,725	4,655,865
LIABILITIES		
Current Liabilities		
Accounts payable	$ 110,818	$ 83,036
	110,818	83,036
SHAREHOLDERS' EQUITY		
Share Capital (Note 4)	52,157,384	52,102,384
Contributed Surplus	897,402	897,402
Deficit	(48,603,879)	(48,426,957)
	4,450,907	4,572,829
	$ 4,561,725	$ 4,655,865

"Donald R. Sheldon"
Donald R. Sheldon, Director

"Eugene Beukman"
Eugene Beukman, Director

PURE GOLD MINERALS INC.
CONSOLIDATED STATEMENTS OF DEFICIT
For the Three Months ending August 31, 2004 and 2003
(Unaudited)

	Aug 31 2004	Aug 31 2003
DEFICIT, beginning of period	$ (48,426,957)	$ (45,738,222)
NET LOSS FOR THE PERIOD	(176,922)	(48,849)
DEFICIT, end of period	(48,603,879)	(45,787,071)

PURE GOLD MINERALS INC.
CONSOLIDATED STATEMENTS OF LOSS
For the Three Months ending August 31, 2004 and 2003
(Unaudited)

	3 months Ended Aug 31 2004	3 months Ended Aug 31 2003
ADMINISTRATIVE EXPENSES		
Amortization	$ 4,199	$ 4,830
Audit, Accounting & Legal	14,844	3,724
Bank & interest charges	77	2,151
Contract services:		
Agreement negotiation	-	-
Geological services	15,000	15,000
Property maintenance	36,100	24,000
Other consulting	3,000	-
Listing & share transfer fees	1,412	1,676
Management fees	30,000	30,000
Office & administration	26,939	22,851
Property investigation	13,457	-
Rent	15,000	15,000
Shareholder information & printing	1,798	640
Travel	5,357	14,807
	167,183	134,679
LOSS BEFORE OTHER ITEMS	167,183	134,679
OTHER ITEMS		
Interest	(84)	(442)
Gain/Loss on sale of securities	9,823	(85,388)
	9,739	(85,830)
LOSS FOR PERIOD	176,922	48,849
LOSS PER SHARE	$ 0.002	$ 0.001

PURE GOLD MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months ending August 31, 2004 and 2003
(Unaudited)

	3 months Ended Aug 31 2004	3 months Ended Aug 31 2003
CASH PROVIDED BY (USED FOR)		
OPERATING ACTIVITIES		
Net loss for the period	$ (176,922)	$ (48,849)
Add Non-Cash Items:		
Amortization	4,199	4,830
Gain on sale of securities	9,823	(85,388)
	(162,900)	(129,407)
Net change in non-cash working capital items	(1,106)	(153,352)
	(164,006)	(282,759)
INVESTING ACTIVITIES		
Mineral property expenditures	(158,346)	(39,507)
Capital assets	(4,951)	(3,555)
Proceeds on sale of marketable securities	13,148	155,368
Marketable securities purchased	(15,207)	(89,280)
	(165,356)	23,026
FINANCING ACTIVITIES		
Issue of shares	55,000	-
	55,000	-
INCREASE (DECREASE) IN CASH	(274,362)	(259,733)
CASH, beginning of the period	759,168	309,854
CASH, end of period	$ 484,806	$ 50,121

1. **Consolidation**

These financial statements include the accounts of the Company's wholly owned subsidiaries, Pure Gold Minerals (Alberta) Inc. and Pure Gold Minerals (Northwest Territories) Inc.

2. **Accounting Policies**

These interim financial statements should be read in conjunction with the annual financial statements as at May 31, 2004. The accounting policies and methods have not changed.

3. **Resource Property Interests**

Resource properties are segregated into areas of interest comprised of the following:

	Net Beginning of year $	Additions Current Year $	Written off Current Year $	2003 Net $
Acquisition costs				
Quebec	330,625	-	-	330,625
Alberta	-	-	-	-
Northwest Territories/Nunavut	659,974	-	-	659,974
	990,599	-	-	990,599
Deferred exploration expenditures				
Quebec	511,972	-	-	511,972
Alberta	1,756,156	-	-	1,756,156
Northwest Territories/Nunavut	414,008	158,346	-	572,354
	2,682,136	158,346	-	2,840,482
	3,672,735	158,346	-	3,831,081

The Company signed an option agreement with De Beers Canada Exploration Inc. whereby it can earn an 85% interest in the Colville Lake Property. The property consists of 156 permits totaling approximately six million acres, located north of Norman Wells, Northwest Territories. Under the terms of the option agreement the Company must spend $3.95 million on exploration of the property over the next three years. De Beers will retain a one time back-in option for a 70% interest exercisable if a feasibility report is completed that indicates the existence of a mineral resource and/or reserve with a net present value in excess of $750,000,000. To exercise its option De Beers will have to reimburse the Company for two times the amount expended by the Company on the development project and must also procure production debt financing.

4. **Share Capital**

a) Authorized

The authorized capital of the Company consists of an unlimited number of common shares without par value.

b) Issued

	2004 Number of Common Shares	2004 $ Amount	2003 Number of Common Shares	2003 $ Amount
Balance, beginning of period	96,712,045	52,102,384	84,708,456	50,942,674
Issued for cash Options exercised	500,000	55,000	-	-
Transfer agent adjustment	-	-	74	-
Balance, end of period	97,212,045	52,157,384	84,708,530	50,942,674

5. Subsequent Events

Subsequent to the period end, the Company announced a brokered private placement of up to $750,000. The Company will issue up to 8,333,333 units at a price of $0.09 per unit. Each unit will consist of one flow-through common share and one-half of one share purchase warrant. Each whole warrant will entitle the holder to purchase one additional common share at a price of $0.11 per share at any time for eighteen months from the closing date.

PURE GOLD MINERALS INC. T.PUG

Management Discussion & Analysis for the Three Months Ended August 31, 2004

(Unaudited)

1255 West Pender Street
Vancouver, BC
V6E 2V1
Tel: (604) 687-2038 / Fax: (604) 687-3141

Web site: *www.puregold.ca*

PURE GOLD MINERALS INC. T.PUG

1255 West Pender Street
Vancouver, British Columbia V6E 2V1

Tel.: (604) 687-2038 Fax.: (604) 687-3141

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE 1ST QUARTER ENDED AUGUST 31, 2004

DATED: OCTOBER 15, 2004

OVERALL PERFORMANCE

The following should be read in conjunction with the Corporation's annual MD&A dated October 8, 2004.

Pure Gold Minerals Inc. ("**Pure Gold**" or the "**Corporation**") does not have any mining operations and is currently an exploration company with projects in Alberta, Ontario, the Northwest Territories and Nunavut. It currently has a sufficient working capital position to continue exploration of its properties. While the Corporation is currently well financed, general market conditions such as the price of precious and base metals and the stock markets will have an impact on the ability of the Corporation to raise further funds and develop its properties.

During the quarter ended August 31, 2004 the Corporation expended over $150,000 on exploration of its key properties – North James River Claims in Nunavut, and its recently optioned Colville Lake Property in the Northwest Territories.

The Corporation's exploration of its North James River Claims consisted of geological mapping and sampling of the known showings and geophysical anomalies on the Property. Visible gold was noted in outcrop samples collected at Silver Bullet. Permits have been received to allow for drill testing of the four gold prospects on the Property. As the weather conditions are not conducive to drilling at this time of year, this work has been scheduled for April 2005. The Corporation is earning a 50% interest in the Property.

In August 2004, the Corporation signed an option and joint venture agreement with De Beers Canada Exploration Inc. whereby Pure Gold may earn an 85% interest in the Colville Lake Property in the Northwest Territories. De Beers Canada had previously received encouraging kimberlite indicator minerals from stream sediment samples that led to the application for the prospecting permits. Pure Gold has recently completed a till sampling program over selected anomalies throughout the Property. The results of this survey and a 29,000 kilometer airborne magnetic survey are expected to identify drill targets for the Spring of 2005. Results for these samples have not yet been received.

The Corporation had a net loss of $176,922 for its quarter ended August 31, 2004 compared to $48,849 in 2003. The loss was substantially lower in 2003 due to a gain on sale of marketable securities in 2003.

Administrative expenses were $167,183 in 2004 compared to $134,679 in 2003. Property investigation costs were incurred making total expenses for the quarter higher than in the previous year. Also, the Corporation incurred additional legal costs in 2004 in defending a legal action. The Corporation has been named in a legal action in the Supreme Court of British Columbia. The claim has no specified dollar amount. The Corporation feels the claim is without merit and is vigorously defending the action. Separately, the Corporation has commenced a legal action for the recovery of a loan plus interest that it made to Crystal Mountain Resort Ltd. on July 11, 2003 in the amount of $60,000 US plus interest.

RESULTS OF OPERATIONS

For the period ended August 31, 2004 compared to period ended August 31, 2003

Net loss for the period totalled $176,922 (or $0.002 per share), versus net loss of $48,849 ($0.001 per share) in 2003. The net loss in 2003 was substantially reduced by the gain on sale of marketable securities of $85,388. Administrative expenses were $167,183 in 2004 compared to $134,679 in 2003. The Corporation has incurred additional legal costs in 2004 in defending a legal action. Property investigation costs were also incurred making total expenses for the period higher than in the previous year.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight most recently completed quarters:

	QUARTERS ENDED			
	August 31 2004	**May 31 2004**	**February 28 2004**	**November 30 2003**
Income or Loss (before discontinued operations and extraordinary items)	(167,183)	(209,060)	(791,553)	(349,918)
Per Share [(1)]	(0.002)	(0.01)	(0.01)	(0.004)
Net Income or Loss	(176,922)	(1,604,846)	(797,780)	(237,260)
Per Share [(1)]	(0.002)	(0.02)	(0.01)	(0.003)
	August 31 2003	**May 31 2003**	**February 28 2003**	**November 30 2002**
Income or Loss (before discontinued operations and extraordinary items)	(134,679)	(232,085)	(451,573)	(220,425)
Per Share [(1)]	(0.002)	(0.003)	(0.006)	(0.003)
Net Income or Loss	(48,849)	(433,933)	(392,979)	(187,987)
Per Share [(1)]	(0.001)	(0.005)	(0.005)	(0.003)

[(1)] Presented on an undiluted basis as a fully diluted basis would be anti-dilutive.

Differences in administrative expenses in each of the quarters largely reflects the expense of stock based compensation. The increased net loss in the quarter ending May 31, 2004 reflects the write-down of the Slave Regional properties. Otherwise, administrative expenses for the most recent quarter was fairly consistent with prior quarters.

LIQUIDITY

The Corporation currently has a sufficient working capital position to continue exploration of its properties. While the Corporation is currently well financed, general market conditions such as the price of precious and base metals and the stock markets will have an impact on the ability of the Corporation to raise further funds and develop its properties.

During the period, cash resources decreased by $274,362 compared to a decrease of $259,733 in 2003. Expenditures for operating activities were $162,900 (2003 - $129,407) and mineral properties were $158,346 (2003 - $39,507). The Corporation raised $55,000 (2003 - nil) in capital by issuing shares. Working capital as at August 31, 2004 was $557,185 (2003 - $462,762).

Mineral property expenditures were completely deferred exploration expenditures. Exploration was conducted on the Corporation's properties in the Northwest Territories and Nunavut.

As at August 31, 2004, the Corporation had paid up capital of $52,157,384 (2003 - $50,942,674), representing 97,212,045 common shares without par value, $897,402 of contributed surplus, and a deficit of $48,603,879 resulting in a shareholders' equity of $4,450,907.

CAPITAL RESOURCES

Pure Gold relies on the issuance of shares to raise capital. There can be no assurance, however, that Pure Gold will be able to obtain required financing in the future on acceptable terms.

During the quarter, the Corporation received $55,000 from the exercise of stock options.

TRANSACTIONS WITH RELATED PARTIES

During the period, the Corporation paid or accrued $45,000 in management and accounting fees to its officers and directors and an aggregate of $51,000 for consulting fees to D. S. Management Ltd. ("DSM"), Beukman and Associates Enterprises Limited and Copper Star Management Inc., companies owned or controlled by Messrs. Sheldon, Beukman and Keevil respectively. Messrs. Sheldon, Beukman and Keevil are current directors of the Corporation. An office expense recovery of $2,000 was paid to DSM. The Corporation paid $15,000 to Cabmerl Industries Ltd. ("Cabmerl") for lease of its head office space in Vancouver. Mr. Sheldon owns 25% of Cabmerl.

Also at the end of the period, $18,417 was owed to the Corporation from Bard Ventures Ltd. ("Bard") as a result of property expenditures made by the Corporation in excess of cash calls issued by the Corporation to Bard. The Corporation and Bard each own a 50% interest in the North James River project in Nunavut with the Corporation being the Operator. Since August 31, 2004, Bard has been cash called and has paid all monies owing. Messrs. Sheldon and Beukman are directors and officers of both Bard and the Corporation.

SUBSEQUENT EVENTS

Subsequent to the end of the period, the Corporation closed a brokered private placement of $750,000. The Corporation issued 8,333,333 units at a price of $0.09 per unit. Each unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole warrant entitles the holder thereof to purchase one additional common share at a price of $0.11 per share at any time on or before April 8, 2006. Dundee Securities Corporation acted as Agent and received a commission of 8% in cash and 8% in broker warrants entitling the Agent to purchase common shares of the Corporation at a price of $0.09 per share on or before October 8, 2005. The flow-through proceeds will be used to fund the Corporation's exploration of its North James River (Nunavut), High Lake (Nunavut) and Colville Lake (Northwest Territories) Properties.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The financial statements for the period ended August 31, 2004, have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies and methods have not changed. This includes the adoption of the accounting recommendations contained in the CICA Handbook Section 3870 – "Stock based Compensation and Other Stock-based Payments". Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based payments made in exchange for goods and services, and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments.

No stock options were granted by the Corporation during this quarter.

SHARE DATA

The authorized capital of the Corporation consists of an unlimited number of common shares of which 105,545,378 were issued and outstanding as of the date of this discussion.

Pursuant to the Corporation's Stock Option Plan, the Corporation may issue up to 17,087,560 options to purchase shares of the Corporation. Currently, 15,008,165 options remain exercisable.

As of the date of this discussion, there are 4,760,450 Series A/03 warrants and 150,000 Series B/03 warrants outstanding. Each Series A/03 and Series B/03 warrant entitles the holder thereof to purchase one additional common share of the Corporation at $0.12 per share on or before December 19, 2005. A Compensation Option to purchase 642,090 Units at $0.10 per Unit on or before December 19, 2005 is also outstanding. Each Unit consists of one share and one Series B/03 warrant which has the same terms as described above.

Pure Gold has no performance shares or escrow shares outstanding.

OTHER

Additional information relating to the Corporation's operations and activities can be found by visiting the Corporation's website at www.puregold.ca and by accessing the Corporation's Annual Information Form and its other public documents filed on SEDAR at www.sedar.com.

This management discussion may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.